SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
FOUNDED 1866

December 9, 2010

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mr. Joseph McCann

Re:	Thermon Industries, Inc. and Additional Registrants
Registration Statement on Form S-4 (File No. 333-168915)

Ladies and Gentlemen:

On behalf of Thermon Industries, Inc. and the additional registrants (collectively, “Thermon”) set forth in the above-referenced Registration Statement on Form S-4, as amended by Amendment No. 1 on September 29, 2010, Amendment No. 2 on October 22, 2010 and Amendment No. 3 (“Amendment No. 3”) on November 22, 2010 (as amended, the “Registration Statement”), we respond to the comments of the staff (the “Staff”) of the Commission contained in your letter dated December 8, 2010 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with your comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 3.

Collateral Documents, page 119

1.	We refer to the final sentence in the third paragraph of your response number 9 to your November 22, 2010 correspondence. Please revise to disclose, if true, that the collateral agent could only sell the pledged securities pursuant to a Securities Act registration statement or an applicable exemption from registration.

Thermon notes the Staff’s comment. As discussed with the Staff by telephone conversation during the afternoon of December 8, 2010, Thermon confirms that it will file a final pre-effective amendment to the Registration Statement (“Amendment No. 4”), which will include the following language as a new paragraph at the top of page 121 (immediately prior to the paragraph beginning with “Moreover, the Collateral Agent may need to evaluate…”) in response to the Staff’s comment:

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission

December 9, 2010

“In addition, if an Event of Default occurs and is continuing, and as a result the Collateral Agent exercises its right to become the registered owner of any of the pledged Capital Stock of certain of Parent’s Subsidiaries, any sale of such Capital Stock by the Collateral Agent would be subject to registration under the Securities Act (unless such sale were made pursuant to an available exemption from registration thereunder).”

Thermon will file Amendment No. 4 on the requested effectiveness date set forth in Thermon’s request for acceleration pursuant to Rule 461 to be filed with the Commission. In no event, however, will Thermon file Amendment No. 4 subsequent to the requested time of effectiveness set forth in such request for acceleration.

Exhibits

2.	We reissue prior comment 8 as it relates to the continued date restriction in Exhibits 5.2 and 5.3 given that those exhibits continue to state that the opinions are expressed only “as of the date hereof.” Please also file an updated version of Exhibit 5.1, as appropriate, given the reference is such exhibit to amendment number three to this registration statement.

Thermon notes the Staff’s comment. As discussed with the Staff by telephone conversation during the afternoon of December 8, 2010, Thermon will update Exhibits 5.1, 5.2 and 5.3 in response to the Staff’s comment and re-file such Exhibits with Amendment No. 4.

If you have any questions regarding the foregoing, please contact the undersigned at (312) 853-2076.

Very truly yours,

/s/ Kevin F. Blatchford

Kevin F. Blatchford

cc:	Rodney Bingham, Thermon Industries, Inc.